May 11, 2012

VIA EDGAR

Mr. Christian Windsor

Special Counsel

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	City National Corporation
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 28, 2012
File Number 1-10521

Dear Mr. Windsor:

On behalf of City National Corporation (the “Company”), this letter is in response to the comment letter dated April 23, 2012, from Mr. Windsor to Mr. Carey with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 (the “Form 10-K”). The text of your letter has been included for your reference and the Company’s response is presented below the comment.

Form 10-K

Disruption of our information systems and security breaches could adversely affect our business and reputation, page 20

1.   You disclose that your business is reliant upon electronic communications and information systems to conduct your businesses and to store sensitive data. You also disclose that you maintain personal information regarding your customers and depositors, and that you may suffer reputational damage if the information were to be lost or stolen. Furthermore, we note reports that the prevalence of cyber attacks, including attacks that have resulted in the loss of customer data, have increased. For instance, in the past two years, a number of financial institutions, or service providers to financial institutions, have been the victim of hacking incidents which have compromised the information of a large number of customers. Please tell us whether you have experienced any attacks, viruses, intrusions or similar problems in the past and management’s view of the impact of any such attacks on your operations, expenses and risks. Please refer to the Division of Corporation Finance’s Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

The Company recognizes its visibility as a financial institution that conducts business on the internet. Therefore, it employs an aggressive in-depth defense approach that leverages people, processes and technology to manage cyber security. The Company has an experienced team of Information Security professionals, the latest automated tools, and Board-approved policies, to more effectively ensure that the digital environment is secure. It employs detection tools to monitor, block, and alert on any suspicious activity, as well as to report on any suspected advanced persistent threats.

May 11, 2012

Page Two

The Company regularly uses highly regarded independent information security experts to conduct penetration tests and to evaluate the Company’s Information Security strategy. Also, the Company has implemented a rigorous risk assessment process for all of its mission critical vendors that requires them to meet the Company’s standards as it relates to their management of cyber security.

The Company’s approach to managing cyber security has proven to be highly effective based on the evaluation of independent experts, and as reflected in our historical experience. The Company has not experienced any significant compromises due to cyber attacks. There have been no security breaches of its systems, no virus outbreaks, no compromise of data, and no financial losses related to cyber attacks. Although rogue viruses on occasion do penetrate the external automated tools, they are caught timely by internal filters. Though cyber security is identified as a key risk area requiring high vigilance against rapidly changing technologies, management’s view is that the historical impact of any such attacks on the Company’s operations, expenses and risks has been very low, with no incidents experienced in recent years that pose any significant risks to the integrity of confidential company or client information.

Management’s Discussion and Analysis, page 38

Other Noninterest Income, page 59

2.   We note this income category increased to $75.7 million in 2011 from $32.1 million in 2010 and that you primarily attribute this to higher net gains on the transfer of covered loans to OREO. While it appears from the disclosures on page 63 that this is composed of net gain on transfers of covered loans to OREO, the amortization of fair value on acquired unfunded loan commitments and OREO income, it is unclear the relative contribution of each of these to the $37.1 million in income from covered assets during 2011. Given the relative significance of these items to the absolute and total incremental increase in this category during the latest year, please tell us and revise future filings to more fully disclose the individual contributions of these items to total income from covered assets. In your discussion, please explain how the income is generated and include any relevant, comparable quantitative information to allow a reader to analyze and understand material variances or changes in activity from period to period which yielded the respective income amounts.

The Company discloses a table on page 62 of its Form 10-K that summarizes the components of noninterest income and noninterest expense related to covered assets for the years ended December 31, 2011 and 2010. The table provides comparable quantitative information regarding significant items that comprise total other income related to covered assets, including net gain on transfers of covered loans to OREO, amortization of the fair value on acquired unfunded loan commitments and OREO income. Our future disclosures will focus discussion on the largest component(s) or driver(s) of change in other income related to covered assets.

Proposed revised disclosure to be included in Form 10-Q for the period ending June 30, 2012 (using March 31, 2012 data):

Other income related to covered assets consists primarily of net gain on transfers of covered loans to OREO, the amortization of fair value on acquired unfunded loan commitments and OREO income. Refer to the table on page X for additional detail on these components. Other income related to covered assets was $2.9 million in the first quarter of 2012, compared to $7.0 million in the fourth quarter of 2011 and $11.7 million in the year-earlier quarter. The decrease from prior quarters was primarily attributable to lower net gain on the transfers of covered loans to OREO, which was $2.5 million in the first quarter of 2012, $6.8 million in the fourth quarter of 2011 and $10.3 million in the year-earlier quarter. The gain or loss recognized on transfer of covered loans to OREO is calculated as the difference between the carrying value of the covered loan and the fair value of the underlying foreclosed collateral.

May 11, 2012

Page Three

Commercial and Lease Financing, page 77

3.   Entertainment loans represent 20% of your total commercial loan portfolio, and accounts for almost half of your equity. To the extent that these types of loans involve significantly different risks from other commercial loans, please provide us with management’s view of the nature and extent of the unique risks associated with these types of loans. Also, to the extent that City National believes that its experience dealing with the entertainment industry has helped to mitigate those risks, please discuss that expertise. Make appropriate revisions to your disclosure in future filings.

The entertainment industry represents 21 percent of the Company’s commercial loan portfolio at December 31, 2011. This segment consists of a diversified portfolio of clients, including, but not limited to, persons or entities engaged in the operation of or providing products or services directly to motion picture, television or recording studios; persons or entities engaged in the preproduction, production or postproduction of motion pictures, made-for-television movies, television programming, digital media projects, commercial advertising, music videos or sound recordings; and those persons or businesses that manage the financial affairs of the foregoing.

Credit facilities are extended to clients for both personal and business purposes. Generally, the loan proceeds provide working capital to finance the conversion of assets to cash (e.g., accounts receivable) and the purchase of assets for business and/or personal use.

As with all industries, the entertainment industry possesses industry-specific risk elements. However, management believes that those risks are not significantly different from the industry risks relating to other types of commercial loans.

The Company and the members of its Board of Directors possess significant industry knowledge, which contributes to the satisfactory risk management of the entertainment loan portfolio. The Company generally evaluates, underwrites and documents loan requests within the entertainment division in the same manner as it would for similar requests for clients in its other private client, commercial and corporate lending businesses.

The Company will include components of the above discussion in its Form 10-K for the year ended December 31, 2012.

May 11, 2012

Page Four

Residential Mortgage, page 78

4.   We note your discussion regarding your conservative underwriting and the resulting loan-to-value, or LTV percentages for the loans in your portfolio. We also note that the LTV numbers are based upon the home values at origination and that you only obtain appraisals when particular assets appear to have substantially changed risks characteristics. Since many of your loans are concentrated in the Southern California and Las Vegas areas, areas where home values have declined substantially since they peaked, please tell us the extent to which loans originated in 2004-2008 are held in your portfolio.

The Company’s residential portfolio has minimal exposure to Nevada. In California, the portfolio is generally concentrated in the coastal communities near the metropolitan areas of Los Angeles, San Francisco, Orange County and San Diego where the value decline has not been as steep as the outlying communities. As of December 31, 2011 the Company reported $3.76 billion in residential mortgage loans of which $1.16 billion, or 31 percent, originated in 2004 to 2008. Originations by year for residential mortgage loans in the loan portfolio at December 31, 2011 were as follows:

Year	Originations (in thousands)
2004	$177,461
2005	235,446
2006	174,839
2007	288,610
2008	286,971
Total	$1,163,327

Allocation of Allowance for Loan and Lease Losses, page 89

5.   We note you had an unallocated allowance for loan losses of $86.3 million at December 31, 2011 which represented 33% of your total allowance for loan losses. Based upon the significant amount of unallocated allowance for loan losses as of these period ends, please tell us and consider revising future filings to present additional granularity by enhancing your current disclosures regarding the amount of the unallocated allowance assigned to each class or portfolio segment and discuss any trends or changes from prior periods related to this amount.

Proposed revised disclosure to be included in Form 10-Q for the period ending June 30, 2012 (using March 31, 2012 data):

The Company has a qualitative factor matrix to determine the amount of unallocated reserves needed for judgmental factors that are not attributable to or reflected in quantitative models. Examples of these factors include industry concentration, size of loans, general business and economic environment, internal systems and procedures, credit quality trends, changes in underwriting standards, risk appetite, loan growth and acquisitions. The qualitative factor matrix is divided into three segments: Commercial Real Estate (“CRE”), Commercial and Industrial (“C&I”) and Consumer. For each segment, the matrix evaluates the qualitative factors that could cause the quantitative models to vary from historic loss values. Each factor is assigned a risk level and a risk weight in points which is aggregated to determine the level of qualitative reserves. The factors are updated and supported quarterly to reflect changing conditions. At March 31, 2012, the Company had total qualitative reserves of $89.5 million, of which $27.1 million, $39.6 million and $22.8 million were assigned to the CRE, C&I and Consumer segments, respectively. Currently, the primary drivers of the qualitative reserves are uncertainty in the macroeconomic environment in California and Nevada, industry concentration and loan size, partially offset by improving credit quality trends.

May 11, 2012

Page Five

Note 1. Summary of Significant Accounting Policies, page A-8

Restructured Loans, page A-13

6.   We note your disclosure that a loan that has been restructured in a TDR may not be reported as a TDR in years subsequent to the restructuring if the restructuring agreement specifies an interest rate equal to or greater than that of a new loan with comparable risk at the time the loan is modified, the loan is not impaired based upon the restructuring agreement, and the loan has demonstrated a period of performance.

•      Please tell us the relevant facts and circumstances related to the restructuring of the loans that you no longer classify as TDRs. Specifically identify and quantify the loans by type of modifications made on these loans (A note/B note, terms extension, etc.).

Three loans, totaling $10.8 million, classified as troubled debt restructured (“TDR”) loans at December 31, 2010 were no longer reported as TDR loans at December 31, 2011. All of these loans had been restructured into an A/B note structure and were performing in accordance with their modified terms at December 31, 2011. In addition, the “A” note for all three loans was at market terms. One construction loan with a balance of $10.1 million comprised the majority of the 2011 year-end balance. This loan was restructured in March 2010. The terms of the restructuring included a $1.6 million upfront principal payment, a $0.6 million contribution to an existing borrower’s funds account for tenant improvements (to arrive at a new account total of $1.2 million) and a three-year maturity extension. The “A” note amortizes on a 25-year payment schedule. The “B” note was charged-off at the time of restructuring.

In an A/B note structure, the Company typically has an accruing “A” note and charges off the “B” note.

The balances of the other two TDR loans total $0.7 million and are considered by the Company to be immaterial. Therefore, the Company did not include the discussion of these loans in its response.

•      For each type of modification, please tell us in detail how you determined that the interest rate on each modified loan was equal to or greater than the rate that you were willing to accept at the time of the restructuring for a new loan with comparable risk. Refer to ASC 310-40-50-2. Specifically discuss how you determined the rate you were willing to accept at the time of the restructuring for a new loan with comparable risk.

For the construction loan referenced above, pricing options on the new “A” note was LIBOR + 4.00% and Prime + 2.25%, and included an upfront fee of $50 thousand. These rate options were higher than the existing loan pricing of LIBOR + 2.75% and Prime + 1.0%, minimum 5.0%. The rate options in the restructuring agreement exceeded the pricing of new loans that the Company was making for loans with similar risk characteristics. Characteristics of the restructured loan included a 75% LTV on the “A” note, completion of construction, 53% leasing, a $1.2 million borrower’s funds account for tenant improvements and leasing commissions, and in-place net operating income at 53% leased which could debt service the “A” note at 7.5%, above the Company’s underwriting rate of 7% at the time.

May 11, 2012

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•      Please tell us if each loan would have met your underwriting standards for a new loan at the time it was restructured.

With regard to the “A” note only, this loan would have met the then existing underwriting standards of the Company for a not-yet-stabilized retail property. The upfront pay-down of $1.6 million met the minimum equity requirement of 15% (actual 16%) and the note was underwritten to a 75% stabilized LTV which was the maximum LTV requirement. Additional tenant improvement and leasing commission expense exposure was covered by the $1.2 million borrower’s funds account.

•      Please clarify how you measure credit impairment on these loans. If you do not measure impairment using the guidance in ASC 310-10, please tell us how you considered the guidance in ASC 310-40-50-5.

The Company considers loans modified in a troubled debt restructuring to be impaired loans at the time of restructuring and measures these loans for impairment in accordance with the guidance in ASC 310-10-35, Receivables—Subsequent Measurement. Additionally, the Company applies the guidance pertaining to TDR disclosures and impairment measurement contained in ASC 310-40-50-5, Receivables—Troubled Debt Restructurings by Creditors—Disclosures. Under ASC 310-40-50-5, when a loan is restructured in a TDR into two or more loan agreements, the restructured loans are considered separately when assessing the disclosure requirements in years after the restructuring. The measurement of loan impairment is generally based on the value of underlying collateral or the discounted cash flow approach with the expected cash flows discounted at the interest rate specified in the original loan agreement.

•      Please revise future filings to provide a roll forward of your TDR’s for each period presented, or alternatively, please provide a textual discussion which will explain how this account changed throughout any respective, comparable period.

While a roll-forward of TDR balances is not presently required by ASC 310-10-50 and ASC 310-40 and considering the relative insignificance of TDR balances to total loans at the end of the last reporting period, the Company will provide a textual discussion in the disclosure that will explain the significant factors contributing to the change in the TDR balance.

May 11, 2012

Page Seven

Proposed revised disclosure to be included in Form 10-Q for the period ending June 30, 2012 (using December 31, 2011 data):

TDR loans were $89.4 million, before specific reserves of $1.7 million, at December 31, 2011, and $32.5 million, before specific reserves of $1.6 million, at December 31, 2010. The increase in TDR loans from the prior year was primarily attributable to $81.8 million of additions, partially offset by $10.8 million of loans that were removed from TDR status. The remaining change in TDR loans was a result of principal payments and charge-offs.

Note 7. Loans, Allowance for Loan and Lease Losses, and Reserve for Off-Balance Sheet Credit Commitments, page A-41

7.            We note your disclosure on page A-42 that you have concluded that all loans acquired as a result of your FDIC-assisted acquisitions, with the exception of a small population of acquired loans, would be accounted for under ASC 310-30. Please address the following regarding your accounting treatment for acquired loans:

•                  Revise your disclosures to more clearly identify the loans at the acquisition date that met the criteria of ASC 310-30 and those loans that you analogized to ASC 310-30. In addition, in an effort to provide clear and transparent disclosure please provide separate ASC 310-30-50 disclosures for both groups of loans; and

Through its four FDIC-assisted acquisitions, the Company acquired $2.98 billion of total loans at acquisition date (before acquisition accounting adjustments). All loans acquired at acquisition date were accounted for under ASC 310-30, with the exception of approximately $5.8 million of loans that were accounted for under ASC 310-20 (formerly SFAS 91). Total loans accounted for under ASC 310-30 include approximately $84.8 million of loans that the Company analogized to ASC 310-30. These loans represented less than 3 percent of all loans acquired and accounted for under ASC 310-30 at acquisition date.

The Company believes the balance that was analogized to ASC 310-30 is relatively immaterial to the overall balance of acquired loans that are accounted for under ASC 310-30 and that providing separate ASC 310-30-50 disclosures for both groups of loans would not provide additional benefit to financial statement users.

•                  Revise your disclosures to more clearly disclose your accounting policies for establishing and assembling the pools of loans which were subject to each of these accounting models. Provide us with the parameters for each of the pools created for loans acquired in these transactions.

In accordance with ASC 310-30, the Company assembles loans into pools based on common risk characteristics, which are defined in the Codification Master Glossary as “loans with similar credit risk or risk ratings, and one or more predominant risk characteristics, such as financial asset type, collateral type, size, interest rate, date of origination, term, and geographic location.” The Company believes the primary driver of risk similarity to be loan program and purpose, and considers it the key risk factor in loan pool assembling.

May 11, 2012

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The parameters for each pool created for loans acquired in the Company’s FDIC-assisted acquisitions are detailed below. The parameters disclosed below are as of each acquired bank’s respective acquisition date.

Pool	Loan Program and Purpose	Average Principal Balance (in thousands)	Coupon	Remaining Term (in months)

Imperial Capital Bank (Acquisition Date: December 18, 2009)
1	Construction, Bridge, Unstabilized/Stabilizing	$3,529	6.79%	25
2	Commercial Real Estate (Multi-family)	$668	6.34%	227
3	Commercial Real Estate (Non-multi-family)	$970	6.66%	114
4	Single Family Residential	$409	3.90%	269

First Pacific Bank (Acquisition Date: May 7, 2010)
1	Commercial and Industrial	$179	5.89%	18
2	Construction and Land	$1,604	6.60%	14
3	Home Equity Lines of Credit, Single Family Residential, Consumer	$170	4.78%	135
4	Commercial Real Estate	$831	6.38%	74

Sun West Bank (Acquisition Date: May 28, 2010)
1	Commercial and Industrial	$223	6.44%	27
2	Construction and Land	$1,112	5.99%	9
3	Home Equity Lines of Credit, Single Family Residential, Consumer	$165	6.18%	13
4	Commercial Real Estate	$1,005	6.25%	56

Nevada Commerce Bank (Acquisition Date: April 8, 2011)
1	Commercial and Industrial	$163	6.47%	65
2	Construction and Land	$1,021	5.36%	127
3	Home Equity Lines of Credit, Single Family Residential	$504	4.89%	40
4	Commercial Real Estate	$914	6.94%	85

Proposed revised disclosure to be included in Form 10-K for the period ending December 31, 2012:

In accordance with ASC 310-30, the Company assembles loans into pools based on common risk characteristics. The Company believes the primary driver of risk similarity in its acquired loan portfolio to be loan program and purpose, and considers it the key risk factor in loan pool assembling.

May 11, 2012

Page Nine

8.            As a related matter, we note on page A-43 that during 2011 you reclassified $33.7 million from nonaccretable yield to accretable yield but also recorded disposals and other of $66.9 million in addition to a provision for losses on covered loans of $43.6 million. Please tell us and consider revising your future filings to further explain how your accretable yield increased as a result of significant charge-offs and provisions.

The Company applies the accounting provisions of ASC 310-30 to its covered loans at the pool level and impairment analysis is completed on a quarterly basis. The performance by pool level was uneven during the year ended December 31, 2011. Some pools deteriorated, which resulted in the recognition of provision expense, while other pools improved, which led to the positive reclassification of nonaccretable yield to accretable yield. In addition, the performance within the same pool can fluctuate across reporting periods. Given the market conditions in 2011, it was not unusual for the same pool to have a positive reclassification of nonaccretable yield to accretable yield during a quarter when projected cash flows increased, followed by the recognition of provision expense in the following quarter when conditions changed. Therefore, at the annual aggregate level, the disclosure can show both loan provision expense and positive reclassification.

Given the discussion above and the fact that there is no cause-effect relationship between the change in accretable yield and provision expense under ASC 310-30, the Company believes it is acceptable to disclose both loan provision expense and a positive reclassification of nonaccretable yield to accretable yield during the same period. The Company believes its disclosure of the accretable yield activity roll-forward in the Form 10-K to be sufficient in meeting the disclosure requirements of ASC 310-30, and that further qualitative discussion is not necessary.

9.            We note your disclosure that as of December 31, 2011 you had interest-only residential mortgages totaling approximately $1.05 billion, or approximately 28% of your residential mortgage loans. Please tell us and revise your future filings to disclose the following:

•                  Clarify whether your underwriting criteria for these loans are similar to residential mortgage loans are fully amortizing;

Underwriting criteria for interest-only residential mortgage loans is similar to fully amortizing residential mortgage loans. The Company considers an amortized qualifying payment on all mortgage products. On interest-only products, a fully indexed/fully amortizing payment is determined using an amortization period equal to the years remaining after the end of the interest-only period. The higher of the interest-only payment or the fully amortized payment is used for calculating the borrower’s debt to income ratio.

•      Discuss whether your allowance for loan loss methodology is different for these interest-only loans as compared to your fully amortizing residential mortgages loans;

The loan loss methodology for interest-only loans is currently the same as for fully amortizing loans. This is supported by the underwriting standards for interest-only loans, which are similar to amortizing loans (as described above). Also, the asset quality performance for interest-only loans is no different than for amortizing loans (as shown below). While the loan loss methodology does not include an explicit risk factor for interest-only loans, FICO scores and home price values are the major drivers. If these loans experience FICO score declines or changes in the home price value, the allowance will reflect the increased risk.

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•                  The typical terms of our interest-only residential mortgages;

The Company offers two types of interest-only residential mortgages:

1) Interest-Only Adjustable Rate 30-year term loans with interest-only payments based on a fixed rate for the initial term of 3, 5, 7 or 10 years, followed by a variable rate, fully amortizing payment for the remainder of the term. During the variable rate period the interest rate is adjusted annually based on the 1-year Constant Maturity Treasury (CMT) rate.

2) Interest-Only Fixed Rate 30-year loans whose monthly payments during the first 1, 3, 5, 7 or 10 years are interest only. After the interest-only period, the payment schedule automatically converts to fully amortizing monthly principal and interest payments.

•                  Separately disclose asset quality statistics (i.e. non-performing, impaired, etc.) related to your interest-only residential mortgages, to the extent that they are materially different from the remainder your portfolio; and

Overall performance of interest-only residential mortgage loans is not materially different from the remainder of the residential mortgage portfolio as of December 31, 2011. In fact, the performance of interest-only loans is slightly better than fully amortizing loans—99.8% of interest-only loans are current and performing and 99.6% of fully amortizing loans are current and performing. Interest-only loans comprise 28.1% of total residential mortgages and 22.5% of non-performing mortgages, whereas, fully amortizing mortgages comprise 71.9% of total residential mortgages and 77.5% of non-performing mortgages. The nonaccrual rate for interest-only loans (0.21%) is less than the nonaccrual rate for fully amortizing loans (0.28%) and is less than the nonaccrual rate (0.26%) for the entire residential mortgage portfolio. Interest-only loans had no loans that were past due compared to fully amortizing loans which had a 0.15% past due rate.

•                  Provide enhanced disclosures related to the composition of these loans (i.e. detail the percentage that are currently amortizing, the percentage that are currently paying more than the contractually required interest-only payment, etc.).

Interest-only residential mortgages total $1.05 billion or 28% of total residential mortgage loans as of December 31, 2011. Of that amount, 1% or $11.8 million are amortizing and 99% or $1.04 billion are still in their interest-only period. Of those loans which have no required principal payments, approximately 8% or $85.4 million have had voluntary principal payments.

Given that most of the Company’s residential mortgage loans are made as an accommodation to our private banking clients and the low-risk nature of our interest-only residential mortgage portfolio as indicated by the discussion above, the Company will provide the following disclosure as it relates to its interest-only residential mortgage portfolio in its Form 10-K for the year ending December 31, 2012:

May 11, 2012

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Proposed Revised Disclosure:

The underwriting criteria for interest-only residential mortgage loans is similar to fully amortizing residential mortgage loans. In addition, the loan loss methodology for interest-only loans is consistent with the methodology for fully amortizing loans. Overall performance of interest-only residential mortgage loans is consistent with the performance of the remainder of the residential mortgage portfolio as of December 31, 2011.

10.    As a related matter, we also note that you have $733.7 million in home equity lines of credit as of December 31, 2011, which represent approximately 6% of your total loan portfolio. Please address the following:

•      Tell us whether you are able to track whether the first lien position is in default regardless of whether you hold the first lien loan. If so, please tell us the results of that data and consider providing disclosure of this information in future filings. If you do not have detailed information with respect to the performance of the first lien loan, please tell us in detail and revise future filings to discuss how you consider this in determination of your allowance for loan losses for your second mortgage portfolio;

When referring to our second mortgage portfolio in our responses below, the Company includes second mortgage loans that are classified as equity lines of credit, as well as those classified as residential mortgage loans.

The Company has a process in place to monitor public filings of notice of defaults in our collateral. This process allows the Company to identify when borrowers have defaulted on their first mortgage and the first mortgagor has filed a notice of default. The Company is in the process of enhancing its risk management practices through the implementation of a system to track the delinquency of first lien positions prior to the mortgagor filing a notice of default on mortgages not held at the Company. The Company expects this will be completed by the end of this year. The second mortgage portfolio has a relatively small default percentage (see below). Based on the Company’s past experiences, this has not been a major determinant for losses in the second mortgage portfolio.

•      Consider revising future filings to include a risk factor or other disclosure addressing the risks in this portfolio, including how the lack of available information on the performance of first lien loans could impact the accuracy of your loan loss estimates, and the steps you are taking to address the risks;

As discussed above, the Company has a process in place to identify loans that are in the process of foreclosure and a notice of default has been filed. As a result, the Company does not believe the “lack of available information on the performance on first lien loans” has had a significant impact on the accuracy of its loan loss estimates. Nevertheless, the Company is in the process of updating its system to identify borrower delinquencies on second mortgages prior to the mortgagor filing a notice of default.

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•      Tell us and disclose in future filings the percentage of the second mortgage portfolio where you also hold the first lien loan;

At December 31, 2011, approximately 36% (or $200.8 million) of the second mortgage portfolio is comprised of loans where the Company also holds the first lien loan.

•      Tell us whether the default and delinquency statistics for second mortgages where you also hold the first lien loan show a different trend than situations where you do not hold the first lien loan; and

The delinquency statistics for second mortgages where we hold a first lien are not materially different than second mortgages where we do not hold a first lien. As of December 31, 2011, 99.4% of the second mortgage loans where the Company also holds the first lien loan are current and performing. Similarly, 98.8% of the second mortgages where the Company does not hold the first lien loan are current and performing.

•                  Tell us and revise future filings to explain the nature of the loans in your second mortgage portfolio. For example, detail the percentage that are open-end lines of credit, the percentage that are close-ended, the percentage that were originated at the same time the first mortgage was originated, describe how long the draw period is for open-ended line of credit, etc.

As of December 31, 2011, approximately 97% (or $545.2 million) of the second mortgages were open-ended and 3% (or $19.3 million) were close-ended. Approximately 7% or $38.2 million of the second mortgages were originated at the same time the first mortgage was originated. The draw period ranges from 1 to 10 years for consumer equity lines and 5 years for business equity lines.

Given that the Company has a process in place to manage the risks of its second mortgage portfolio and the relatively immaterial default and delinquency statistics related to these loans, the Company will disclose the following selected information about its home equity lines of credit portfolio in its Form 10-K for the year ending December 31, 2012 (using data as of December 31, 2011):

Proposed revised disclosure:

At December 31, 2011, approximately 36% (or $200.8 million) of the second mortgage portfolio is comprised of loans where the Company also holds the first lien loan. For those loans in the second mortgage portfolio where the Company does not hold the first lien loan, the Company has a process in place to identify when borrowers have defaulted on their first mortgage and the first mortgagor has filed a notice of default. The Company has had relatively low default experience in its home equity portfolio.

May 11, 2012

Page Thirteen

11.    We note that the recorded investments and unpaid principal balances presented in your tabular disclosures on pages A-46 and A-47 are approximately the same for each period presented. Taken into consideration your charge-off policies as disclosed on page A-15, the increase in the specific allowance attributable to impaired loans, and the charge-offs and recoveries recorded during each period, please explain the reasons for the unpaid principal balances approximating the recorded investment of your impaired loans.

ASC 310-10-50, Receivables—Overall—Disclosure requires a reporting entity to disclose the total unpaid principal balance on its impaired loans. As ASC 310-10-50 is not prescriptive about what the unpaid principal balance should represent, the Company interpreted unpaid principal balance to represent the principal balance at which the Company carries a loan on its general ledger, which would reflect any charge-offs. As such, the primary difference between the recorded investment and unpaid principal balance for our impaired loan disclosures relates to deferred fees and costs, accrued interest, and premiums and discounts.

Upon further review of impaired loan disclosures in the Form 10-K of peer banks, the Company noted that its peers appear to interpret “unpaid principal balance” to represent the unpaid contractual principal balance (i.e., the customer balance). The unpaid contractual principal balance does not include charge-offs, deferred fees and costs, accrued interest, and premiums and discounts. To ensure consistency with peer banks, the Company will revise its future tabular disclosures on impaired loans to reflect unpaid contractual principal balance. The original column header “Unpaid Principal Balance” has been revised to “Unpaid Contractual Principal Balance.” Prior periods presented will be updated to conform to current period presentation. In addition, the Company will include a footnote to the tables that highlights the revision to prior periods and defines our original interpretation of “unpaid principal balance.”

These revisions were implemented starting with the Form 10-Q for the period ended March 31, 2012.

12.    We note that you exclude loans covered by FDIC loss share agreements in the disclosures required by ASU 2010-20. Please revise future filings to present these disclosures for your entire loan portfolio, including covered loans. Please consider whether the covered loan portfolio meets the definition of a portfolio segment or class of financing receivable.

ASC 310-10 defines portfolio segment as the level at which an entity develops and documents a systematic methodology to determine its allowance for credit losses. The Company presently provides disclosures for the following portfolio segments: Commercial, Commercial Real Estate Mortgages, Residential Mortgages, Real Estate Construction, Equity Lines of Credit, Installment, Lease Financing and Covered Loans. The Company views its covered loans as a separate portfolio segment for the reasons discussed as follows. The Company’s population of covered loans and its related allowance for loan losses are predominately accounted for under the accounting requirements of ASC 310-30. Included in the covered loans portfolio is an immaterial population of loans accounted for under ASC 310-20. The allowance for loan losses on covered loans is determined using a methodology that is distinctly different from the methodology used for the non-covered loan portfolio. There are critical differences in the nature and drivers of the allowances for these two separate portfolios. Further, covered loans represent loans that are covered by FDIC loss-sharing agreements, and as such, the nature of the overall risk and exposure to losses posed by this loan type is different from that of the Company’s non-covered loan portfolio. While the Company has excluded covered loans from the asset quality disclosures of its non-covered loan portfolio, it provides the disclosures required by ASU 2010-20 separately for the Company’s covered loan portfolio on page A-52 of the Company’s Form 10-K. The Company believes this separate presentation to be useful to its financial statement users because it helps to highlight the difference in nature and risk between the covered and non-covered portfolio. As an additional consideration, a large majority of the covered loan balance is comprised of just two loan types. At March 31, 2012, commercial real estate mortgages and real estate construction loans comprised 87% and 10%, respectively, of total covered loans before allowance for loan losses.

May 11, 2012

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Given the considerations and discussions above, the Company believes that its presentation of covered loans as a portfolio segment, without further disaggregation, and as a separate population from the non-covered loan disclosures, continues to be appropriate.

The following provides a list of the disclosures required by ASU 2010-20 and how the Company has addressed those requirements in its Form 10-K:

•                  Nonaccrual and past due loans

The Company disclosed the following on page A-52 of its Form 10-K: “Covered loans accounted for under ASC 310-30 are generally considered accruing and performing loans as the loans accrete interest income over the estimated life of the loan when cash flows are reasonably estimable. Accordingly, acquired impaired loans that are contractually past due are still considered to be accruing and performing loans. If the timing and amount of future cash flows is not reasonably estimable, the loans may be classified as nonaccrual loans and interest income is not recognized until the timing and amount of future cash flows can be reasonably estimated. At December 31, 2011 and 2010, there were no acquired impaired covered loans accounted for under ASC 310-30 that were on nonaccrual status. Of the population of covered loans that are accounted for outside the scope of ASC 310-30, the Company had $0.4 million and $2.6 million of acquired covered loans that were on nonaccrual status and were considered to be impaired as of December 31, 2011 and 2010, respectively.”

ASU 2010-20 requires an analysis of the age of recorded investment in receivables that are past due at the end of the reporting period, as well as loans past due 90 days and still accruing. The Company disclosed the following in its Form 10-K: “At December 31, 2011, covered loans that were 30 to 89 days delinquent totaled $49.1 million and covered loans that were 90 days or more past due on accrual status totaled $330.2 million. At December 31, 2010, covered loans that were 30 to 89 days delinquent totaled $99.5 million and covered loans that were 90 days or more past due on accrual status totaled $399.0 million.”

•                  Allowance for loan losses

The Company disclosed a separate roll-forward of activity in the allowance for loan losses related to its covered loan portfolio on page A-52 of its Form 10-K. ASU 2010-20 also requires an entity to disclose the balance in the allowance at the end of each period disaggregated on the basis of the entity’s impairment method (i.e., separate presentation for those evaluated collectively for impairment, those evaluated individually for impairment, and acquired impaired loans). Because the population of covered loans and its related allowance is predominately accounted for under ASC 310-30, the separate disclosure of the allowance for loan losses on covered loans meets the requirement to disclose the balance in the allowance disaggregated on the basis of the entity’s impairment method.

May 11, 2012

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•                  Impaired loans and credit quality

The Company does not provide separate disclosures of impaired loans and credit quality for its population of covered loans accounted for under ASC 310-30. Given that these loans are covered by FDIC loss-sharing agreements, predominately accounted for as acquired impaired loans, and that its related allowance is determined by the loan pools’ relative cash flow performance which is not necessarily driven by credit quality, the Company does not believe that disclosing further information on the impaired nature of these loans and credit quality classification (e.g., non-classified, classified) would be useful to financial statement users.

We acknowledge that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the responses contained in this letter, please do not hesitate to contact the undersigned at (310) 888-6777.

Very truly yours,

/s/ Christopher J. Carey

Christopher J. Carey

Executive Vice President

Chief Financial Officer

cc:   Russell Goldsmith

President and Chief Executive Officer

Michael B. Cahill

Executive Vice President

General Counsel & Secretary

Olga Tsokova

Senior Vice President

Chief Accounting Officer